WORKDAY, INC.

6230 Stoneridge Mall Road

Pleasanton, California 94588

October 9, 2012

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director

Edwin Kim, Staff Attorney

David Edgar, Staff Accountant

Patrick Gilmore, Accounting Branch Chief

Re:	Workday, Inc. Form S-1 Registration Statement originally filed August 30, 2012, as amended

(Registration No. 333-183640), and corresponding Registration Statement on Form 8-A (File No. 001-35680)

Acceleration Request

Requested Date:	October 11, 2012

Requested Time:	4:15 p.m. Eastern Time

Ladies and Gentlemen:

Workday, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Jeffrey Vetter or Niki Fang, both of whom are attorneys with our legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Vetter at (650) 335-7631, or in his absence, Ms. Fang at (650) 335-7252.

Sincerely, WORKDAY, INC.

By:	/s/James P. Shaughnessy
James P. Shaughnessy Vice President, General Counsel & Secretary

cc:	James P. Shaughnessy, Esq., Workday, Inc.

Melanie D. Vinson, Esq., Workday, Inc.

Jeffrey Vetter, Esq., Fenwick & West LLP

Niki Fang, Esq., Fenwick & West LLP